Report of Independent Registered Public Accounting Firm

To the Board of Trustees of
Dreyfus Institutional Preferred Money Market Funds

We have examined management's assertion, included in the accompanying Management Statement Regarding
Compliance with Certain Provisions of the Investment
Company Act of 1940, that
Dreyfus Institutional Preferred Money Market Funds
(comprising, respectively, Dreyfus Institutional Preferred
Money Market Fund and Dreyfus Institutional Preferred Plus
Money Market Fund)(the "Company")
complied with the requirements of
subsections (b) and (c) of Rule 17f-2 under the Investment
Company Act of 1940 ("the Act") as of April 30, 2015.
Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2015, and with respect to agreement of securities and similar investment purchases and sales, for the period from June 30, 2014 (the date of our last examination) through April 30, 2015:

Confirmation of all securities and similar investments located in the vault of the Depository Trust Company, if any, without prior notice to management;

Confirmation of all securities and similar investments held by institutions in book entry form (e.g., the Federal
Reserve Bank of Boston, the Depository Trust Company and various sub-custodians);

Reconciliation of all such securities and similar investments to the books and records of the Company and The Bank of New York Mellon (the Custodian);

Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, transfer agents or securities lending administrators;

Confirmation of all repurchase agreements with brokers/banks or agreement of corresponding subsequent cash receipts to bank statements, if any;

Agreement of underlying collateral related to all repurchase agreements with The Bank of New York Mellon's records, if any;

Agreement of 5 security purchases and 5 security sales or maturities, since our last examination of the Company's books and records, to corresponding broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Dreyfus Institutional Preferred Money Market Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of April 30, 2015 with respect to securities and similar investments reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Dreyfus Institutional Preferred Money Market Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

               /s/ERNST & YOUNG LLP

New York, New York
July 24, 2015





          UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
       Washington, DC 20549

           FORM N-17f-2

Certificate of Accounting or Securities and Similar
  Investments in the Custody of
 Management Investment Companies

Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1. Investment Company Act File     Date examination
    Number:              completed:
    811-08211         July 24, 2015

2.   State Identification Number:

AL   AK   AZ   AR   CA   CO
CT   DE   DC   FL   GA   HI
ID   IL   IN   IA   KS   KY
LA   ME   MD   MA   MI   MN
MS   MO   MI   NE   NV   NH
NJ   NM   NY   NC   ND   OH
OK   OR   PA   RI   SC   SD
TN   TX   UT   VT   VA   WA
WV   WI   WY   PUERTO
               RICO

Other
Specify:

3. Exact name of investment company as specified in registration statement :
     Dreyfus Institutional Preferred Money Market Funds

4. Address of principal executive office: (number, street, city, state, zip code) 200 Park Avenue, New York, NY 10166

INSTRUCTIONS

     The Form must be completed by investment companies that have custody of securities or similar investments

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examine securities and similar investments in the custody of the investment company.

Accountant

3.   Submit this Form to the Securities and Exchange
     Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange
     Commission's principal office in Washington
     D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

 THIS FORM MUST BE GIVEN TO YOUR
  INDEPENDENT PUBLIC ACCOUNTANT


Management Statement Regarding Compliance with
        Certain Provisions
of the Investment Company Act of 1940

We, as members of management of
Dreyfus Institutional Preferred Money Market Funds
(comprising, respectively, Dreyfus Institutional Preferred
Money Market Fund and Dreyfus Institutional Preferred Plus
Money Market Fund)(the "Company"),
are responsible for complying with the
requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management
Investment Companies," of the Investment Company
Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2015, and from June 30, 2014
(date of last examination)
through April 30, 2015.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company
Act of 1940 as of April 30, 2015 and from June 30, 2014 (date of last examination) through April 30, 2015 with respect to securities and similar investments reflected in the investment account of the Company.

Dreyfus Institutional Preferred Money Market Funds



By:

     /s/Jim Windels
     Jim Windels,
     Treasurer
     The Dreyfus Corporation